Aehr Test Systems

400 Kato Terrace

Fremont, California 94539

October 23, 2024

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:	AEHR TEST SYSTEMS

Registration Statement on Form S-3 (Registration No. 333-282661)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-282661) (the “Registration Statement”) of Aehr Test Systems (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on October 25, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross McAloon at (714) 755-8051.

If you have any questions regarding the foregoing, please do not hesitate to contact Ross McAloon of Latham & Watkins LLP at (714) 755-8051. Thank you in advance for your consideration.

Very truly yours, AEHR TEST SYSTEMS

By:	/s/ Chris P. Siu
Name: Chris P. Siu
Title: Executive Vice President of Finance and Chief Financial Officer

cc:        Ross McAloon, Latham & Watkins LLP